EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except ratios)

Pretax income from continuing operations	$(83,517)	$339,001	$314,896	$(159,464)	$144,736

Add: Fixed charges	77,841	58,030	29,558	31,702	32,604
Add: Amortization of capitalized interest	9,095	5,107	2,991	2,697	2,387
Less: Capitalized interest	(12,135)	(10,785)	(4,337)	(1,902)	(4,668)
Earnings before fixed charges	$(8,716)	$391,353	$343,108	$(126,967)	$175,059

Fixed charges:
Interest expense (1)	63,720	45,849	24,196	28,856	26,950
Capitalized interest	12,135	10,785	4,337	1,902	4,668
Interest expense component of rent (2)	1,986	1,396	1,025	944	986
Total fixed charges	$77,841	$58,030	$29,558	$31,702	$32,604

Ratio of earnings to fixed charges	—	6.7	11.6	—	5.4
Insufficient coverage	$86,557	$—	$—	$158,669	$—

(1) Includes amortization of discount and deferred financing costs.
(2) Represents a reasonable approximation of the rental factor.